Condensed Interim Consolidated Financial Statements
For the Three and Six Months Ended June 30, 2019 and June 30, 2018

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars except shares and per share data)
(unaudited)

	Notes	Three Months Ended June 30,		Six Months Ended June 30,
		2019	2018	2019	2018

Revenue	12	$61,915	$77,121	$129,172	$147,940
Cost of sales excluding depreciation and amortization	13	46,506	57,717	90,310	117,291
Depreciation and amortization		6,749	9,235	13,611	17,456
Mine operating margin		8,660	10,169	25,251	13,193

Other expenses/(income)
Exploration expense		801	760	1,645	1,466
General and administrative		9,505	6,909	13,610	8,018
Finance expense, net	15	3,602	5,391	7,149	10,174
Other expense/(income)		780	(415)	459	(1,043)
(Gain)/loss on fair value of financial instruments, net	4	(424)	1,301	3,449	(4,141)
Loss before tax		(5,604)	(3,777)	(1,061)	(1,281)
Income tax expense	16	5,278	3,783	12,480	6,674
Net loss and comprehensive loss		$(10,882)	$(7,560)	$(13,541)	$(7,955)
Net loss attributable to non-controlling interest		(1,846)	(918)	(2,581)	(2,328)
Net loss attributable to Golden Star shareholders		$(9,036)	$(6,642)	$(10,960)	$(5,627)

Net loss per share attributable to Golden Star shareholders
Basic	17	$(0.08)	$(0.09)	$(0.10)	$(0.07)
Diluted	17	$(0.08)	$(0.09)	$(0.10)	$(0.07)
Weighted average shares outstanding-basic (millions)		108.9	76.2	108.8	76.2
Weighted average shares outstanding-diluted (millions)		108.9	76.2	108.8	76.2
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(unaudited)

		As of	As of
	Notes	June 30, 2019	December 31, 2018

ASSETS
CURRENT ASSETS
Cash and cash equivalents		$66,154	$96,507
Accounts receivable		5,327	3,213
Inventories	5	36,940	35,196
Prepaids and other		4,943	5,291
Total Current Assets		113,364	140,207
RESTRICTED CASH		6,545	6,545
MINING INTERESTS	6	287,900	270,640
DEFERRED TAX ASSETS		—	595
Total Assets		$407,809	$417,987

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	7	$80,462	$78,484
Current portion of rehabilitation provisions	8	10,416	7,665
Current portion of deferred revenue	9	14,145	14,316
Current portion of long term debt	10	27,387	27,482
Other liability	14	—	6,410
Total Current Liabilities		132,410	134,357
REHABILITATION PROVISIONS	8	55,638	58,560
DEFERRED REVENUE	9	101,093	105,632
LONG TERM DEBT	10	69,810	73,224
DERIVATIVE LIABILITY	4	7,626	4,177
DEFERRED TAX LIABILITY	16	10,531	—
Total Liabilities		377,108	375,950

SHAREHOLDERS' EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized		908,987	908,035
CONTRIBUTED SURPLUS		38,573	37,258
DEFICIT		(842,305)	(831,283)
Shareholders' equity attributable to Golden Star shareholders		105,255	114,010
NON-CONTROLLING INTEREST		(74,554)	(71,973)
Total Equity		30,701	42,037
Total Liabilities and Shareholders' Equity		$407,809	$417,987
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

Signed on behalf of the Board,

"Timothy C. Baker"                            "Robert E. Doyle"
Timothy C. Baker, Director                        Robert E. Doyle, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Notes	2019	2018	2019	2018

OPERATING ACTIVITIES:
Net loss		$(10,882)	$(7,560)	$(13,541)	$(7,955)
Reconciliation of net loss to net cash provided by operating activities:
Depreciation and amortization		6,880	9,245	13,875	17,473
Share-based compensation	14	1,058	3,220	2,004	582
Income tax expense	16	5,278	3,783	12,480	6,674
(Gain)/loss on fair value of 7% Convertible Debentures embedded derivative	4	(424)	1,301	3,449	(4,141)
Recognition of deferred revenue	9	(3,306)	(3,959)	(6,853)	(7,198)
Reclamation expenditures	8	(681)	(1,934)	(1,370)	(3,277)
Other	20	2,668	6,180	5,455	8,928
Changes in working capital	20	1,592	45	(13,906)	(4,736)
Net cash provided by operating activities		2,183	10,321	1,593	6,350
INVESTING ACTIVITIES:
Additions to mining properties		—	(73)	(288)	(382)
Additions to plant and equipment		—	—	—	(245)
Additions to construction in progress		(16,993)	(8,214)	(29,847)	(19,242)
Change in accounts payable and deposits on mine equipment and material		1,353	(739)	3,207	(810)
Increase in restricted cash		—	(6)	—	(6)
Net cash used in investing activities		(15,640)	(9,032)	(26,928)	(20,685)
FINANCING ACTIVITIES:
Principal payments on debt	10	(2,824)	(5,679)	(5,603)	(6,618)
Proceeds from debt agreements		—	20,000	—	35,000
Royal Gold loan repayment		—	(20,000)	—	(20,000)
Exercise of options		567	38	585	38
Net cash (used in)/provided by financing activities		(2,257)	(5,641)	(5,018)	8,420
Decrease in cash and cash equivalents		(15,714)	(4,352)	(30,353)	(5,915)
Cash and cash equivalents, beginning of period		81,868	26,224	96,507	27,787
Cash and cash equivalents, end of period		$66,154	$21,872	$66,154	$21,872
See Note 20 for supplemental cash flow information.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars except share data)
(unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at December 31, 2017	76,116,215	$783,167	$35,284	$(794,180)	$(66,025)	$(41,754)
Impact of adopting IFRS 15 on January 1, 2018	—	—	—	(18,980)	—	(18,980)
Balance at January 1, 2018 (restated)	76,116,215	783,167	35,284	(813,160)	(66,025)	(60,734)
Shares issued under DSUs	36,196	20	(165)	—	—	(145)
Shares issued under options	12,500	43	(5)	—	—	38
Options granted net of forfeitures	—	—	849	—	—	849
Deferred share units granted	—	—	275	—	—	275
Performance and restricted share units granted	—	—	132	—	—	132
Net loss	—	—	—	(5,627)	(2,328)	(7,955)
Balance at June 30, 2018	76,164,911	$783,230	$36,370	$(818,787)	$(68,353)	$(67,540)

Balance at December 31, 2018	108,819,009	$908,035	$37,258	$(831,283)	$(71,973)	$42,037
Impact of adopting IFRS 16 on January 1, 2019 (see Note 3A)	—	—	—	(62)	—	(62)
Balance at January 1, 2019 (restated)	108,819,009	908,035	37,258	(831,345)	(71,973)	41,975
Shares issued under options	168,949	952	(367)	—	—	585
Options granted net of forfeitures	—	—	1,263	—	—	1,263
Deferred share units granted	—	—	397	—	—	397
Performance and restricted share units granted	—	—	328	—	—	328
PRSU settlement, net of tax	65,839	—	(306)	—	—	(306)
Net loss	—	—	—	(10,960)	(2,581)	(13,541)
Balance at June 30, 2019	109,053,797	$908,987	$38,573	$(842,305)	$(74,554)	$30,701

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2019 AND 2018
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is a Canadian federally-incorporated, international gold mining and exploration company headquartered in Toronto, Canada. The Company's shares are listed on the Toronto Stock Exchange under the symbol GSC, the NYSE American (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 150 King Street West, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa open-pit gold mine, the Wassa underground mine and a carbon-in-leach processing plant (collectively, "Wassa"), located northeast of the town of Tarkwa, Ghana. Through our 90% owned subsidiary Golden Star (Bogoso/Prestea) Limited, we own and operate the Bogoso gold mining and processing operations, the Prestea open-pit mining operations and the Prestea underground mine ("Prestea") located near the town of Prestea, Ghana. We hold and manage interests in several gold exploration projects in Ghana and in Brazil.
2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") including International Accounting Standards ("IAS") 34 Interim financial reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2018, except for the changes in accounting policies described below.
These condensed interim consolidated financial statements were approved by the Audit Committee of the Company on July 30, 2019.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3 below. All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
These condensed interim consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of all liabilities in the normal course of business.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value through profit or loss.
3. CHANGES IN ACCOUNTING POLICIES
A) New Accounting Standards Effective 2019
The Company has adopted the following new and revised standards, effective January 1, 2019. These changes were made in accordance with the applicable transitional provisions.
IFRS 16 Leases specifies how an IFRS reporter will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16's approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 was issued in January 2016 and applies to annual reporting periods beginning on or after January 1, 2019.

On January 1, 2019, the Company adopted the requirements of IFRS 16 Leases. As a result, the Company updated its accounting policy for leases to align with the requirements of IFRS 16. The Company elected to use the modified retrospective approach to initially adopt IFRS 16 which resulted in recognizing the cumulative effect of prior period amounts as an adjustment to the opening balance sheet through opening deficit on January 1, 2019.
Under IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 7.5%.
The associated right-of-use assets for property leases were measured on a retrospective basis as if the new rules had always been applied. The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	Mining interests (plant and equipment) - increase of $0.7 million

•	Long term debt (finance leases) - increase of $0.5 million
The net impact on retained earnings on January 1, 2019 was a decrease of $0.1 million
IFRIC 23 Uncertainty over income tax treatments clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments effective for years beginning on or after January 1, 2019. There was no accounting impact to the financial statements on adoption of this standard.
4. FINANCIAL INSTRUMENTS
The following tables illustrate the classification of the Company's recurring fair value measurements for financial instruments within the fair value hierarchy and their carrying values and fair values as at June 30, 2019 and December 31, 2018:

		June 30, 2019		December 31, 2018
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial Liabilities
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	7,626	7,626	4,177	4,177
There were no non-recurring fair value measurements of financial instruments as at June 30, 2019.
The three levels of the fair value hierarchy are:
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 - Inputs that are not based on observable market data.
The Company's policy is to recognize transfers into and transfers out of the fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the six months ended June 30, 2019, there were no transfers between the levels of the fair value hierarchy.
(Gain)/loss on fair value of financial instruments in the Statements of Operations and Comprehensive Loss consists of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(Gain)/loss on fair value of 7% Convertible Debentures embedded derivative	(424)	1,301	3,449	(4,141)
	$(424)	$1,301	$3,449	$(4,141)

The valuation technique that is used to measure fair value is as follows:
7% Convertible Debentures embedded derivative
The debt component of the 7% Convertible Debentures is recorded at amortized cost using the effective interest rate method, and the conversion feature is classified as an embedded derivative measured at fair value through profit or loss.
The embedded derivative was valued at June 30, 2019 and December 31, 2018 using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

	June 30, 2019	December 31, 2018
Embedded derivative
Risk premium	5.9%	5.0%
Borrowing costs	7.5%	10.0%
Expected volatility	45.0%	45.0%
Remaining life (years)	2.1	2.6
The following table presents the changes in the 7% Convertible Debentures embedded derivative for the six months ended June 30, 2019:

Fair value
Balance at December 31, 2018	$4,177
Loss on fair value of 7% Convertible Debentures embedded derivative	3,449
Balance at June 30, 2019	$7,626
If the risk premium increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related loss in the Statement of Operations would decrease by $0.1 million at June 30, 2019.
If the borrowing costs increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would decrease and the related loss in the Statement of Operations would decrease by $0.2 million at June 30, 2019.
If the expected volatility increases by 10%, the fair value of the 7% Convertible Debentures embedded derivative would increase and the related loss in the Statement of Operations would increase by $1.0 million at June 30, 2019.
5. INVENTORIES
Inventories include the following components:

	As of	As of
	June 30, 2019	December 31, 2018
Stockpiled ore	$6,670	$6,613
In-process ore	3,846	4,188
Materials and supplies	26,073	23,659
Finished goods	351	736
Total	$36,940	$35,196
The cost of inventories expensed for the six months ended June 30, 2019 and 2018 was $83.7 million and $109.5 million, respectively.
Net realizable value adjustments of $0.1 million and $1.1 million were recorded for stockpiled ore in the three and six months ended June 30, 2019, respectively (three and six months ended June 30, 2018 - $0.7 million and $1.9 million, respectively).

6. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
Balance at December 31, 2018	$478,760	$930,230	$28,569	$1,437,559
Additions	761	288	29,847	30,896
Transfers	(1,192)	13,311	(12,119)	—
Change in rehabilitation provision estimate	—	247	—	247
Disposals and other	(594)	—	—	(594)
Balance at June 30, 2019	$477,735	$944,076	$46,297	$1,468,108

Accumulated depreciation
Balance at December 31, 2018	$432,799	$734,120	$—	$1,166,919
Depreciation and amortization	5,276	8,607	—	13,883
Disposals and other	(594)	—	—	(594)
Balance at June 30, 2019	$437,481	$742,727	$—	$1,180,208

Carrying amount
Balance at December 31, 2018	$45,961	$196,110	$28,569	$270,640
Balance at June 30, 2019	$40,254	$201,349	$46,297	$287,900
As at June 30, 2019, equipment under finance leases had net carrying amounts of $2.9 million (December 31, 2018 - $3.0 million). The total minimum lease payments are disclosed in Note 10 - Debt.
7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	June 30, 2019	December 31, 2018
Trade and other payables	$45,875	$42,947
Accrued liabilities	27,256	25,522
Payroll related liabilities	7,331	10,015
Total	$80,462	$78,484

8. REHABILITATION PROVISIONS
At June 30, 2019, the total undiscounted amount of future cash needs for rehabilitation was estimated to be $71.7 million. A discount rate assumption of 2% and an inflation rate assumption of 2% were used to value the rehabilitation provisions. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Six Months Ended June 30, 2019	For the Year Ended December 31, 2018
Beginning balance	$66,225	$70,712
Accretion of rehabilitation provisions	365	691
Changes in estimates	834	138
Cost of reclamation work performed	(1,370)	(5,316)
Balance at the end of the period	$66,054	$66,225

Current portion	$10,416	$7,665
Long term portion	55,638	58,560
Total	$66,054	$66,225

9. DEFERRED REVENUE
The Company through its subsidiary Caystar Finance Co. completed a $145 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG ("RGLD"), a wholly-owned subsidiary of Royal Gold, Inc. Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production from Wassa and Prestea at a cash purchase price of 30% of spot gold price will be delivered. The Company has delivered a total of 89,624 ounces of gold to RGLD since the inception of the Streaming Agreement.
During the six months ended June 30, 2019, the Company sold 11,163 ounces of gold to RGLD. Revenue recognized on the ounces sold to RGLD during the six months ended June 30, 2019 consisted of $2.9 million of cash payment proceeds and $6.9 million of deferred revenue recognized in the period (see Note 12).

	Six Months Ended June 30,	Year Ended December 31,
	2019	2018
Beginning balance	$119,948	$109,956
Impact of adopting IFRS 15 on January 1, 2018	—	18,980
Deferred revenue recognized	(6,853)	(13,738)
Interest on financing component of deferred revenue	2,143	4,750
Balance at the end of the period	$115,238	$119,948

Current portion	$14,145	$14,316
Long term portion	101,093	105,632
Total	$115,238	$119,948

10. DEBT
The following table displays the components of our current and long term debt instruments:

	As of	As of
	June 30, 2019	December 31, 2018
Current debt:
Finance leases	$690	$1,151
Ecobank Loan III	5,555	5,555
Ecobank Loan IV	4,000	4,000
Vendor agreement	17,142	16,776
Total current debt	$27,387	$27,482
Long term debt:
Finance leases	$666	$532
Ecobank Loan III	11,653	14,380
Ecobank Loan IV	11,733	13,700
7% Convertible Debentures	45,758	44,612
Total long term debt	$69,810	$73,224

Current portion	$27,387	$27,482
Long term portion	69,810	73,224
Total	$97,197	$100,706

7% Convertible Debentures
As at June 30, 2019, $51.5 million principal amount of 7% Convertible Debentures remains outstanding.
The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
Beginning balance	$44,612	$42,515
Accretion of 7% Convertible Debentures discount	1,146	2,097
Balance at the end of the period	$45,758	$44,612

Schedule of payments on outstanding debt as of June 30, 2019:

	Six months ending December 31, 2019	Year ending December 31, 2020	Year ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Maturity
Finance leases
Principal	$658	$698	$—	$—	$—	2020
Interest	39	12	—	—	—

Ecobank Loan III
Principal	2,778	5,555	5,555	3,611	—	2022
Interest	806	1,189	632	101	—

Ecobank Loan IV
Principal	2,000	4,000	4,000	4,000	2,000	2023
Interest	775	1,250	847	448	74

7% Convertible Debentures
Principal	—	—	51,498	—	—	2021
Interest	1,803	3,605	3,605	—	—

Vendor agreement
Principal	17,510	—	—	—	—	2019
Interest	937	—	—	—	—

Total principal	$22,946	$10,253	$61,053	$7,611	$2,000
Total interest	4,360	6,056	5,084	549	74
	$27,306	$16,309	$66,137	$8,160	$2,074

11. COMMITMENTS AND CONTINGENCIES
The Company has capital commitments of $18.2 million, all of which are expected to be incurred within the next year.
Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.
12. REVENUE
Revenue includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Revenue - Streaming Agreement
Cash payment proceeds	$1,407	$1,502	$2,913	$3,305
Deferred revenue recognized	3,306	3,959	6,853	7,198
	4,713	5,461	9,766	10,503
Revenue - Spot sales	57,202	71,660	119,406	137,437
Total revenue	$61,915	$77,121	$129,172	$147,940

13. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Mine operating expenses	$42,773	$45,456	$82,669	$89,602
Severance charges	30	1,576	324	4,970
Operating costs from/(to) metal inventory	407	3,508	(373)	10,549
Inventory net realizable value adjustment and write-off	131	3,177	1,051	4,340
Royalties	3,165	4,000	6,639	7,830
	$46,506	$57,717	$90,310	$117,291
14. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in general and administrative expense in the Statements of Operations and Comprehensive Loss, are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Share options	$678	$217	$1,263	$849
Deferred share units	189	141	397	274
Share appreciation rights	50	255	16	(300)
Performance share units	141	2,607	328	(241)
	$1,058	$3,220	$2,004	$582
Share options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of options granted during the six months ended June 30, 2019 and 2018 were based on the weighted average assumptions noted in the following table:

	Six Months Ended June 30,
	2019	2018
Expected volatility	51.02%	72.16%
Risk-free interest rate	1.75%	2.38%
Expected lives	5.7 years	5.7 years
The weighted average fair value per option granted during the six months ended June 30, 2019 was $2.55 CAD (six months ended June 30, 2018 - $2.89 CAD). As at June 30, 2019, there was $0.9 million of share-based compensation expense (June 30, 2018 - $1.0 million) relating to the Company's share options to be recorded in future periods. For the six months ended June 30, 2019, the Company recognized an expense of $1.3 million (six months ended June 30, 2018 - $0.8 million).

A summary of option activity under the Company's Stock Option Plan during the six months ended June 30, 2019 is as follows:

	Options ('000)	Weighted– Average Exercise price ($CAD)	Weighted– Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2018	3,498	5.28	6.3
Granted	740	5.24	9.7
Exercised	(169)	4.57	8.6
Forfeited	(33)	5.52	8.2
Expired	(55)	8.50	—
Outstanding as of June 30, 2019	3,981	5.26	5.2

Exercisable as of December 31, 2018	2,664	5.42	5.5
Exercisable as of June 30, 2019	3,286	5.27	4.4
As of June 30, 2019, there were 1,266,610 common shares available for grant under the Stock Option Plan (December 31, 2018 - 1,917,767).

Deferred share units ("DSUs")
For the six months ended June 30, 2019, the DSUs that were granted vested immediately and a compensation expense of $0.4 million was recognized for these grants (six months ended June 30, 2018 - $0.3 million). As of June 30, 2019, there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
A summary of DSU activity during the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018
Number of DSUs, beginning of period ('000)	1,086	1,018
Granted	105	78
Exercised	—	(82)
Number of DSUs, end of period ('000)	1,191	1,014
Share appreciation rights ("SARs")
As of June 30, 2019, there was approximately $0.3 million of total unrecognized compensation cost related to unvested SARs (June 30, 2018 - $0.6 million). For the six months ended June 30, 2019, the Company recognized $nil expense related to these cash settled awards (six months ended June 30, 2018 - $0.3 million recovery).
A summary of the SARs activity during the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018
Number of SARs, beginning of period ('000)	674	533
Granted	270	304
Exercised	(129)	(14)
Forfeited	(113)	(50)
Expired	(3)	—
Number of SARs, end of period ('000)	699	773
Performance share units ("PSUs")
The final PSU grant vested on December 31, 2018 and, as a result, the Company did not recognize a PSU expense in 2019. For the six months ended June 30, 2018 the Company recognized a recovery of $0.4 million. The Company paid out the final amount owing of $6.4 million in April 2019 and as at June 30, 2019 there is no longer a PSU liability recognized on the Balance Sheet.

A summary of the PSU activity during the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018
Number of PSUs, beginning of period ('000)	1,172	2,720
Settled	(1,172)	(1,548)
Number of PSUs, end of period ('000)	—	1,172
2017 Performance and restricted share units ("PRSUs")
PRSUs are accounted for as equity awards with a corresponding compensation expense recognized. For the six months ended June 30, 2019, the Company recognized $0.3 million expense (six months ended June 30, 2018 - $0.1 million).
A summary of the PRSU activity during the six months ended June 30, 2019 and 2018:

	Six Months Ended June 30,
	2019	2018
Number of PRSUs, beginning of period ('000)	791	338
Granted	529	479
Settled	(142)	—
Forfeited	(239)	—
Number of PRSUs, end of period ('000)	939	817

15. FINANCE EXPENSE, NET
Finance income and expense includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Interest income	$(387)	$(11)	$(921)	$(15)
Interest expense, net of capitalized interest	2,922	4,239	5,964	6,974
Interest on financing component of deferred revenue (see Note 9)	990	1,188	2,143	2,375
Net foreign exchange (gain)/loss	(89)	(156)	(402)	495
Accretion of rehabilitation provision	166	131	365	345
	$3,602	$5,391	$7,149	$10,174
On February 1, 2018, Prestea Underground mine achieved commercial production, therefore no capitalized interest was recorded since.
16. INCOME TAXES
Income tax expense is recognized based on management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Current expense:
Canada	$—	$—	$—	$—
Foreign	429	—	1,355	—
Deferred tax expense:
Canada	—	—	—	—
Foreign	4,849	3,783	11,125	6,674
Tax expense	$5,278	$3,783	$12,480	$6,674
The deferred tax expense results from the expected utilization of tax losses at Wassa.
17. LOSS PER COMMON SHARE
The following table provides a reconciliation between basic and diluted loss per common share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net loss attributable to Golden Star shareholders	$(9,036)	$(6,642)	$(10,960)	$(5,627)

Weighted average number of basic shares (millions)	108.9	76.2	108.8	76.2

Loss per share attributable to Golden Star shareholders:
Basic	$(0.08)	$(0.09)	$(0.10)	$(0.07)
Diluted	$(0.08)	$(0.09)	$(0.10)	$(0.07)
18. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the six months ended June 30, 2019 and 2018 other than the items disclosed below.
Key management personnel
Key management personnel is defined as members of the Board of Directors and certain senior officers. Compensation of key management personnel are as follows, with such compensation made on terms equivalent to those prevailing in an arm's length transaction:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Salaries, wages, and other benefits	$2,840	$715	$3,541	$1,507
Bonuses	1,404	333	1,732	666
Share-based compensation	887	2,520	1,619	782
	$5,131	$3,568	$6,892	$2,955

19. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the individual mining operations. Segments are operations reviewed by the executive management. Each segment is identified based on quantitative and qualitative factors.

Three Months Ended June 30,	Wassa	Prestea	Other	Corporate	Total
2019
Revenue	$47,893	$14,022	—	—	$61,915
Mine operating expenses	24,067	18,706	—	—	42,773
Severance charges	—	30	—	—	30
Operating costs from/(to) metal inventory	636	(229)	—	—	407
Inventory net realizable value adjustment and write-off	—	131	—	—	131
Royalties	2,439	726	—	—	3,165
Cost of sales excluding depreciation and amortization	27,142	19,364	—	—	46,506
Depreciation and amortization	4,226	2,523	—	—	6,749
Mine operating margin/(loss)	16,525	(7,865)	—	—	8,660
Income tax expense	5,278	—	—	—	5,278
Net income/(loss) attributable to non-controlling interest	881	(2,727)	—	—	(1,846)
Net income/(loss) attributable to Golden Star	$8,449	$(6,593)	$(1,254)	$(9,638)	$(9,036)

Capital expenditures	$13,622	$3,371	—	—	$16,993

2018
Revenue	$48,588	$28,533	$—	$—	$77,121
Mine operating expenses	21,952	23,504	—	—	45,456
Severance charges	1,576	—	—	—	1,576
Operating costs from metal inventory	1,374	2,134	—	—	3,508
Inventory net realizable value adjustment and write-off	3,103	74	—	—	3,177
Royalties	2,517	1,483	—	—	4,000
Cost of sales excluding depreciation and amortization	30,522	27,195	—	—	57,717
Depreciation and amortization	5,581	3,654	—	—	9,235
Mine operating margin/(loss)	12,485	(2,316)	—	—	10,169
Income tax expense	3,783	—	—	—	3,783
Net income/(loss) attributable to non-controlling interest	703	(1,621)	—	—	(918)
Net income/(loss) attributable to Golden Star	$6,921	$(1,164)	$(3,189)	$(9,210)	$(6,642)

Capital expenditures	$7,881	$2,305	$—	$—	$10,186

Six Months Ended June 30,	Wassa	Prestea	Other	Corporate	Total
2019
Revenue	$101,885	$27,287	—	—	$129,172
Mine operating expenses	47,500	35,169	—	—	82,669
Severance charges	225	99	—	—	324
Operating costs from/(to) metal inventory	959	(1,332)	—	—	(373)
Inventory net realizable value adjustment and write-off	—	1,051	—	—	1,051
Royalties	5,238	1,401	—	—	6,639
Cost of sales excluding depreciation and amortization	53,922	36,388	—	—	90,310
Depreciation and amortization	8,598	5,013	—	—	13,611
Mine operating margin/(loss)	39,365	(14,114)	—	—	25,251
Income tax expense	12,480	—	—	—	12,480
Net income/(loss) attributable to non-controlling interest	2,319	(4,900)	—	—	(2,581)
Net income/(loss) attributable to Golden Star	$20,859	$(11,113)	$(2,747)	$(17,959)	$(10,960)

Capital expenditures	$24,688	$5,447	—	—	$30,135

2018
Revenue	$93,940	$54,000	$—	$—	$147,940
Mine operating expenses	43,178	46,424	—	—	89,602
Severance charges	4,970	—	—	—	4,970
Operating costs from metal inventory	4,625	5,924	—	—	10,549
Inventory net realizable value adjustment and write-off	3,103	1,237	—	—	4,340
Royalties	4,883	2,947	—	—	7,830
Cost of sales excluding depreciation and amortization	60,759	56,532	—	—	117,291
Depreciation and amortization	11,189	6,267	—	—	17,456
Mine operating margin/(loss)	21,992	(8,799)	—	—	13,193
Income tax expense	6,674	—	—	—	6,674
Net income/(loss) attributable to non-controlling interest	1,240	(3,568)	—	—	(2,328)
Net income/(loss) attributable to Golden Star	$11,588	$(6,450)	$(5,272)	$(5,493)	$(5,627)

Capital expenditures	$14,487	$7,281	$—	$—	$21,768
Segmented Assets
The following table presents the segmented assets:

	Wassa	Prestea	Other	Corporate	Total
June 30, 2019
Total assets	$200,259	$151,950	$1,765	$53,835	$407,809

December 31, 2018
Total assets	$181,446	$147,815	$898	$87,828	$417,987
Information about major customers
Currently, approximately 90% of our gold production is sold through a South African gold refinery. Except for the sales to RGLD as part of the Streaming Agreement, the refinery arranges for the sale of gold on the day it is shipped from the mine sites and we receive payment for gold sold two working days after the gold leaves the mine site. The global gold market is competitive with numerous banks and refineries willing to buy gold on short notice. Therefore, we believe that the loss of our current customer would not materially delay or disrupt revenue.

20. SUPPLEMENTAL CASH FLOW INFORMATION
During the three and six months ended June 30, 2019, the Company paid interest of $1.0 million and $3.8 million, respectively (three and six months ended June 30, 2018 - $1.1 million and $3.9 million, respectively). During the three and six months ended June 30, 2019, the Company paid income taxes of $nil and $1.8 million, respectively (three and six months ended June 30, 2018 - $nil).
Changes in working capital for the six months ended June 30, 2019 and 2018 are as follows:

	Notes	Three Months Ended June 30,		Six Months Ended June 30,
		2019	2018	2019	2018
Increase in accounts receivable		$(70)	$(2,052)	$(2,114)	$(1,044)
Decrease/(increase) in inventories		706	2,751	(2,787)	7,704
Decrease/(increase) in prepaids and other		81	(192)	132	501
Increase/(decrease) in accounts payable and accrued liabilities		7,285	(462)	(2,727)	(11,897)
Decrease in other liability	14	(6,410)	—	(6,410)	—
Total changes in working capital		$1,592	$45	$(13,906)	$(4,736)
Other includes the following components:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Loss on disposal of assets	$—	$153	$—	$220
Inventory net realizable value adjustment and write-off	131	3,177	1,051	4,340
Loss on fair value of marketable securities	8	27	5	159
Accretion of vendor agreement	183	183	366	366
Accretion of rehabilitation provisions (see Note 8)	166	131	365	345
Amortization of financing fees	42	1,134	84	1,238
Accretion of 7% Convertible Debentures discount	586	514	1,146	1,006
Interest on lease obligation (see Note 3A)	6	—	14	—
Loss/(gain) on change in rehabilitation provisions	862	(327)	587	(1,121)
Interest on financing component of deferred revenue (see Note 9)	990	1,188	2,143	2,375
PRSU settlement	(306)	—	(306)	—
	$2,668	$6,180	$5,455	$8,928
Non-cash changes of liabilities arising from financing activities
During the three and six months ended June 30, 2019 and 2018, the non-cash change related to the changes in liabilities arising from financing activities is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Accretion of debt	$811	$1,831	$1,596	$2,610
21. SUBSEQUENT EVENT
On July 18, 2019, the Company signed a commitment letter for a senior secured credit facility in the principal amount of $60 million (the "Credit Facility") with Macquarie Bank. The Credit Facility is available by way of a single drawdown with repayments of $5 million quarterly, commencing on June 30, 2020. The final maturity date is March 31, 2023. The interest rate is 4.5% plus the applicable USD LIBOR rate.